Exhibit 99.09

SECOND AMENDMENT TO THE

NEW CENTURY ENERGIES, INC.

EMPLOYEE INVESTMENT PLAN FOR BARGAINING

UNIT EMPLOYEES AND FORMER

NON-BARGAINING UNIT EMPLOYEES

(As Amended and Restated Effective January 1, 2015)

Pursuant to the authority delegated to the Plan Administrator, Xcel Energy Inc. (the “Company”) according to Section 16.01 of the New Century Energies, Inc. Employee Investment Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (As Amended and Restated Effective January 1, 2015) (the “Plan”), the Plan shall be amended effective as of January 1, 2018, or as may be indicated in the respective amendments, in the following respects.

1.	Section 14.01(1) “Investment in Company Stock Fund” is amended in its entirety to read as follows:

14.01(1) Except as otherwise provided in Sections 14.02 or 14.03 hereof, the Trustee shall invest all Accounts solely in shares of Company Stock which shall be held by the Trustee in a separate investment fund under the Trust (the “Company Stock Fund”). The Trustee may acquire those shares in the open market or may acquire those shares from the Sponsoring Company, either from treasury stock or from previously authorized but unissued stock, at a price equal to the average of the high and low, as reported on the composite tape for the Nasdaq Stock Exchange, the New York Stock Exchange or other national securities exchange as may at the time be the principal market for Xcel Energy Inc. common stock, on the last day on which Company Stock is traded preceding the date of purchase by the Trustee of the Company Stock. Monies in amounts estimated by the Trustee to be needed for cash withdrawals or in amounts too small to be reasonably invested may be retained by the Trustee in cash in a separate subaccount under the Company Stock Fund. Likewise, monies may be retained in cash or invested temporarily in short-term (less than one year) U. S. Treasury obligations, high grade commercial paper, certificates of deposit and other money market investments as selected by the Trustee (or in interest-bearing securities similar to such investments) until such time as stock is normally purchased by the Trustee in accordance with its administrative procedures, or during periods when Company Stock is not reasonably available for purchase, or if, in the opinion of the Trustee, the purchase of Company Stock might involve a possible violation of any Federal or state law, including any Federal or state securities law or any regulation or rule thereunder, or as the Trustee deems to be in the best interest of the Participants. To the extent not otherwise provided in the Plan, dividends and other distributions received and gains realized on Company Stock shall, to the extent permissible, be invested in Company Stock and held in the Company Stock Fund. Rights to purchase Company Stock issued to the Trustee as stockholder shall be exercised to the fullest extent practicable through the application of cash, and if that be insufficient to exercise the rights in full, then through the application of cash derived from the sale of a part of the rights under a procedure that will permit the purchase of the maximum number of shares from the cash thus made available.

IN WITNESS WHEREOF, Xcel Energy Inc. a Minnesota corporation has caused this Amendment to be signed by its duly authorized officers this 21st day of December, 2017.

/s/ Brian Van Abel
Print Name	Brian Van Abel
Title	VP & Treasurer

/s/ Jeffrey S. Savage
Print Name	Jeffrey S. Savage
Title	SVP & Controller